Exhibit 99.1

Safe-T Group Ltd.

(“the Company”)

Amended and Restated

Compensation Policy for Company’s Office Holders

Dated: September 15, 2020

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on July 3, 2017, the Company’s Board of Directors approved a remuneration policy (hereafter – “the remuneration policy”) with respect to the terms of service and employment of Company’s office holders[1] (hereafter - “the office holders”), after discussing and considering the recommendations of the Company’s Remuneration Committee regarding this matter.

1.2	The provisions of the remuneration policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Remuneration Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) remunerating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the remuneration package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by remunerating those entitled for remuneration under the Remuneration Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the remuneration of office holders to the contribution of the office holder to the achievement of the Company’s goals and maximization of its profits.

1.4	This Remuneration Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This remuneration policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The remuneration policy

2.1	Components of the remuneration policy

In accordance with the Company’s remuneration policy, the remuneration of the Company’s office holders shall be based on all or some of the following components:

2.1.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to remuneration paid as consultancy fee or equivalent (to an office holder who is not an employee) – the monthly gross consultation fees, excluding VAT (if applicable);

2.1.2	Social and related benefits - social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, meals at the workplace, gifts on public holidays, etc.

[1]	The meaning of the term “office holder” is as defined in the Companies Law, i.e., general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the general manager.

2.1.3	Variable cash remuneration (bonus) – short and medium-term remuneration, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.1.4	Variable equity-based remuneration – share-based payment or another long-term remuneration (subject to the existence of valid long-term remuneration plans and provided that the Company decides to award such remuneration).

(the components in sections 2.1.3 and 2.1.4 above shall be called hereafter: “the variable components”).

At the time of approval of the remuneration package of an office holder, the Remuneration Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment with the criteria set out in this plan.

2.2	Parameters for reviewing remuneration terms

Generally, some or all of the following parameters will be considered when reviewing the remuneration terms of a Company office holder.

2.2.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.2.2	The role of the office holder, his areas of responsibility and his employment terms under previous wage agreements entered into with this office holder;

2.2.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.2.4	The extent of responsibility delegated to the office holder.

2.2.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.2.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.2.7	The size of the Company and the nature of its activities.

2.2.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals, the maximization of its profits and the circumstances of the retirement.

2.2.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below; (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive remuneration package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.3	Payroll review

2.3.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/ revenues and other relevant parameters (if such companies exist).

2.3.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Remuneration Committee has issued its recommendations regarding this matter.

2.4	Remuneration terms to new office holders

Generally, the remuneration terms of new office holders shall be approved before they start working for the Company and not in retrospect, except in exceptional circumstances.

2.5	The ratio between the remuneration of office holders and the remuneration of all other Company employees

The ratio between the cost of terms of service and employment of Company’s office holders2 and the cost of payroll3 of all other Company employees (on a full-time basis):

The ratio between the average cost of salary of office holders and the average cost of salary of all other Company employees shall not exceed:	Active Chairman of the Board of Directors, CEO, VP sales, foreign office holders: 5:1 VPs (other than VP sales and foreign office holders): 3.3:1
The ratio between the cost of median payroll of office holders to cost of median payroll of of all other Company employees shall not exceed:	Active Chairman of the Board of Directors, CEO, VP sales, foreign office holders: 5:1 VPs (other than VP sales and foreign office holders): 3.3:1

In the opinion of the Company’s Remuneration Committee and Board of Directors, the said ratio is reasonable and appropriate and does not have an adverse effect on work relations in the Company, taking into account the nature of the Company, its size, the manpower mix employed therein, its area of activity and the areas of responsibility of each office holder.

2.6	Basic salary, benefits and other related benefits

2.6.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.2 above and the conclusions of the payroll review described in section 2.3 above (should such a review be conducted).

2.6.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

[2]	Cost of terms of service and employment of Company office holders for the purpose of this analysis include the existing remuneration of the office holders and an amount that reflects the maximum annual bonus (as defined below) that is set by the remuneration policy set forth below.
3	“Cost of payroll” – basic salary and benefits in terms of cost to the employer.

2.6.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below in respect of full-time position (linked to the Consumer Price Index commencing May 2015):

Position	Maximum basis salary* in ILS**
Active Chairman of the Board of Directors	55,000
Company’s CEO	55.000
Vice Presidents	50,000
Office holders in foreign subsidiaries	70,000

*	An amount paid to an office holder as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.4 times higher than the maximum basic salary set for his position, shall not be considered to be a deviation from the remuneration policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.6.4	Social benefits[4], related benefits, reimbursement of expenses

The remuneration package may include benefits that are generally acceptable in the market, such as vacation pay5, contributions towards pension, life insurance, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Remuneration Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.6.5	Vehicle

Company office holders shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for office holders holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

2.6.6	Insurance, indemnification, and exemption

2.6.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” type policies, to be provided by a liability insurance policy of directors and office holders, which the Company will purchase from time to time, subject to the approvals required by law.

2.6.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.6.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Remuneration Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $US 50 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit and the maximal coverage for a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as an share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. – shall not exceed $US 15 million.

[4]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[5]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.6.6.2(c) above, The total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall not exceed a total of $US 100,000 if the Company’s securities are listed on the Israeli stock exchange alone and a total of $US 300,000 if the Company’s securities are also listed in foreign stock exchanges. The annual premium payable for a POSI policy shall not exceed $ 150,000.

d.	In case of a material change in risk or in case the policy is not renewed, the Company shall be entitled to purchase a Run Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 350% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

2.6.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the effective shareholders’ equity of the Company and $US5,000,000 (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.6.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.7	Remuneration in connection with termination of employment

2.7.1	Advance notice period

2.7.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each office holder, considering the parameters listed in section 2.2 above.

2.7.1.2	As a general rule, the advance notice period of an office holder shall not exceed 4 months and the Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other remuneration components, approve an advance notice period that is different than the one specified above.

2.7.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.7.1.4	The service and employment terms of the office holders may include a provision whereby the Company may terminate the employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.7.2	Adaptation period

Subject to the approval of Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the office holder may be entitled to an adaptation period that will not exceed two months after the end of the advance notice period. Over the adaptation period, the office holder will receive his salary and other related employment terms as described above. The Company may approve adaptation grants to office holders provided that he did not end his service in Company under circumstances which deny eligibility for severance pay according to the law.

2.7.3	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the law.

2.7.4	Retirement terms

2.7.4.1	The retirement terms of Company’s office holders shall be determined in accordance with the parameters set out in section 2.2 above.

2.7.4.2	An office holder may be entitled to a retirement grant at a total aggregate amount that will not exceed the basic salary component (as this term is defined in sections 2.1.1 and 2.6 above) of a six (6) month period. When determining the amount of the retirement grant, the Company will take into account, among other things, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s goals and maximization of its profits and the circumstances of the retirement.

2.8	Annual bonus

In addition to the basic salary, the remuneration package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”). For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary in terms of employer cost as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.6.4 and 2.6.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.8.1	Components of the bonus

●	With regard to the Company’s CEO and an active Chairmen of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria. Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

●	With regard to office holders who report to the Company’s CEO – subject to the provisions of the law, office holders, who report to the CEO, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the whole amount of annual bonus payable to office holders, who report to the Company’s CEO may be a discretionary bonus (unlike an annual bonus that is based on measurable targets).

2.8.2	Annual bonus that is based on measurable targets

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to office holders, who report to the CEO, shall be determined by the Company’s Remuneration Committee and Board of Directors, at the recommendation of the CEO.

2.8.2.1	Subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time):

a.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active Chairman of the Board of Directors and/or CEO who also serves as a director, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Remuneration Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.8.2.1	Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Remuneration Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets – a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

(a)	sales and marketing targets.
(b)	revenue targets.
(c)	Engagement in products distribution contracts.
(d)	Engagement in collaboration contracts.
(e)	Achievement of product development milestones.
(f)	Completion of development of new technologies.
(g)	Production and growth metrics relating to scope of activity.
(h)	Recruitment and retainment of customers.
(i)	Reducing costs.
(j)	Implementation, promotion, and completion of planned projects.
(k)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.
(l)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(m)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

At the end of each year, the Remuneration Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Remuneration Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

2.8.2.2	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Remuneration Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.8.3	Annual discretionary bonus

Subject to the recommendation of the Company’s CEO in connection with office holders who report to him, and in respect of the CEO and the active Chairman of the Board of Directors – subject to the recommendation of the Board of Directors, the Company’s competent organs shall be allowed (subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time)), to award a discretionary bonus to Company’s office holders, based, among other things, on the following qualitative criteria (hereafter – “annual discretionary bonus”).

1.	The office holder’s contribution to the Company’s business, the maximization of its profits and the enhancement of its strength and stability.

2.	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

3.	The extent of responsibility delegated to the office holder.

4.	Changes that have taken place over the last year with regards to the areas of responsibility of the office holder.

5.	Satisfaction from the performance and functioning of the office holder.

6.	Appreciation to the office holder’s ability to work in collaboration and coordination with the team.

7.	The office holder’s contribution to corporate governance and to proper control environment and ethics.

8.	The office holder’s contribution to the promotion and development of employees and managers, insofar as this is relevant to his role.

The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to office holders who report to him) and by the Company’s Board of Directors with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on a quarterly, monthly, or otherwise basis.

2.8.4	The maximum annual bonus of office holders as of date of payment thereof (both in respect of discretionary bonus and in respect of bonus based on measurable targets):

Role	Maximum Annual Bonus[6]
Active Chairman of the Board of Directors	Up to 7 salaries (subject to the provisions of section 2.8.1 above)
CEO	Up to 7 salaries (subject to the provisions of section 2.8.1 above)
CFO, VPs Marketing, and other office holders, who report to the CEO	Up to 6 salaries
VPs Sales and sales managers, who report directly to the CEO	Up to 12 salaries
Office holders in foreign subsidiaries	Up to 12 salaries

[6]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.8.5	The Remuneration Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.8.6	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.8.7	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three years after the original approval of the relevant financial statements.

2.9	Long-term remuneration

2.9.1	Subject to the approval of a long-term remuneration plan by the Company in accordance with the provisions of the law, the Company may allocate to office holders and from time to time options and/or restricted shares (“share-based payment”) and/or another long-term remuneration, including a remuneration that is based on the performance of the Company’s share (such as phantom options), as part of the remuneration package.

2.9.2	The annual value of the share-based payment[7] paid to each shareholder, as of the date of grant thereof, shall not exceed the following values:

Role	Maximum value of equity-based payment as of date of award thereof (in relation to annual cost of payroll4)
Active Chairman of the Board of Directors	Up to 4.0 times higher
Active director	Maximum value of up to 500,000 ILS
CEO	Up to 2.5 times higher
CFO, VPs Marketing, and other office holders, who report directly to the CEO, if any	Up to 1.25 times higher
VPs Sales and sales managers, who report directly to the CEO	Maximum value of equity-based payment is equal or less than the annual cost of payroll
Office holders in foreign subsidiaries	Up to 1.25 times higher

2.9.3	Should the Company decide the award options:

2.9.3.1	The Company will maintain securities-based remuneration scheme in accordance with Section 2012 to the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate.

2.9.3.2	Unless otherwise determined by the compensation committee and the Board of Directors for reasons to be duly noted in writing, each of the options that the Company will award will be exercisable into one ordinary Company share in consideration for a price that will not be less than the average share price on a stock exchange in which the Company’s shares are listed on, as determined by the Board of Directors, over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the options.

2.9.3.3	Unless otherwise determined by the compensation committee and the Board of Directors for reasons to be duly noted in writing, the vesting period of the options to be awarded by the Company will be at least 3 years until vesting of all options that were allocated and at least six months in respect of the first batch of options.

[7]	“the annual value of the share-based payment” – in this section – is the result of dividing the value of the options and/or restricted shares at the time of award, as determined by accounting principles, by the number of vesting years.

2.9.3.4	Notwithstanding the forgoing, the vesting period may be accelerated upon the occurrence of special events, such as change of control in the Company and/or sale of operations and/or the end of the tenure of an office holder under special circumstances (such as death of illness).

2.9.3.5	The options shall expire no later than 10 years after the date of allocation.

2.9.4	As part of the discussion on the award of share-based payment to a Company office holder, the Remuneration Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

2.9.5	Share-based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices, and the exercise periods.

2.10	The ratio between the basic salary component and the variable components[8]

Role	The ratio between the variable components and the fixed components
Active Chairman of the Board of Directors	Up to 4.60
CEO	Up to 3.10
CFO, VPs Marketing, and other office holders, who report directly to the CEO, if any	Up to 1.85
VPs Sales and sales managers, who report directly to the CEO	Up to 2.00
Office holders in foreign subsidiaries	Up to 2.00

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing remuneration package will be assessed in relation to the parameters set out in section 2.2 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

2.11.2	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service terms of the Company’s CEO will need to be approved by the Remuneration Committee alone, if the latter approved that the changes are, indeed, immaterial and the change complies with the provisions of this remuneration policy.

2.11.3	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service and employment terms of the office holders who report to the Company’s CEO shall be approved by the Company’s CEO alone and the approval of the Remuneration Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this remuneration policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of remuneration of the office holder.

[8]	For that purpose, the “variable components” include the annual value of the share-based payment.

2.12	Remuneration of directors

2.12.1	Company’s directors will be eligible to remuneration in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses to External Director), 2000 (hereafter – “the remuneration regulations”) and which will not exceed the maximum remuneration set in the remuneration regulations (including the maximum remuneration to an external expert director, which is set in the remuneration regulations). This section will not apply to directors, who will serve as active directors and who will be eligible to remuneration in accordance with other provisions of this remuneration policy.

2.12.2	Notwithstanding the provisions of section 2.12.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

2.12.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 2.6.6 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this remuneration policy.

3.	The powers of the Remuneration Committee and the Company’s Board of Directors regarding the remuneration policy

3.1	The Company’s Board of Directors is charged with the management of the remuneration policy and all actions required for management thereof, including the power to interpret the provisions of the remuneration policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Remuneration Committee and Board of Directors will assess, from time to time, the remuneration policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s remuneration policy, the Company’s Remuneration Committee and its Board of Directors will monitor the implementation of the remuneration policy in the Company.

***